For Immediate Release

Contacts for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Natasha Koifman
NKPR
416-365-3630 Ext. 223
natasha@nkpr.net

Sears Canada Selects Carrie Kirkman as President and Chief Merchant

Adopts Leadership Model to Inspire Innovation and Drive Revitalized and Powerful Engagement with Consumers in Canada

TORONTO - November 3, 2015- Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) is pleased to announce today the appointment of Carrie Kirkman as President and Chief Merchant. Ms. Kirkman’s distinguished career and proven track record in Canadian retail, and her unwavering commitment to excellence, will add significant depth to the Sears Canada leadership team and will enable Sears Canada to accelerate the positive momentum in the business. A broad segment of Main Street Canadian consumers are underserved and nostalgic for Sears Canada and its heritage brands like the Wish Book to return to the forefront of Canadian retail and outfit their lives with the products and brands they love. Ms. Kirkman’s addition to the Sears Canada management team will bring revitalized discipline and focus to the company’s ability to connect with these consumers and give them an exceptional shopping experience.

Forging a differentiated management structure that maximizes collaboration and entrepreneurial speed of execution, Executive Chairman Brandon G. Stranzl selected Ms. Kirkman to capitalize on her results-driven approach and extraordinary skills as a merchant. With Ms. Kirkman’s merchandising expertise and Mr. Stranzl’s experience in capital allocation, balance sheet management, and operating turnarounds, together they are excited to re-focus Sears Canada on its core business units with a sustained focus on the customer experience across multiple channels, media, and brands - from in-store, to mobile, to online, to social media, to iconic heritage brands like the Wish Book.

“We are very proud to welcome Carrie Kirkman to Sears Canada as President and Chief Merchant. She has exceptional experience connecting with the Canadian consumer, and an esteemed history as a key player in driving successful merchandising, marketing, and business strategies for department stores and consumer brands across the country,” said Mr. Stranzl. “The decision to bring Carrie to Sears Canada was the result of careful deliberation by both myself and the Board of Directors. Our vision is to reinstate Sears Canada as an iconic lifestyle brand, and in order to accomplish that, we looked for a leader with experience in apparel and department stores, and also with Canadian roots - we wanted someone who could inspire trust and confidence in Canada for our iconic brand. When we met Carrie, we quickly realized that we had found a gem. We created the President and Chief Merchant role to enable the management team to refine and enhance the customer experience and restore Sears Canada’s core retail business to a position of envy in the Canadian retail landscape, while maintaining a disciplined approach to capital allocation and profitability. Carrie is well-positioned to enable Sears Canada to achieve these goals. She is well respected by her peers and has the skills required to connect with the consumer in a way that builds loyalty and inspires confidence.”

Ms. Kirkman most recently held the position of Interim President, Nine West Canada and was President, Jones Apparel Group, Canada from October 2010 to April 2015, where she demonstrated her ability to drive success. Despite global challenges with the Jones Group, the Canadian arm was a growing and profitable business under Ms. Kirkman’s leadership. Her extensive experience in the Canadian apparel industry also includes senior roles with Hudson’s Bay Company (2002-2010), and with Liz Claiborne Canada (1997-2002), where she managed brands such as DKNY, Dana Buchman, Liz Claiborne and Kenneth Cole. Ms. Kirkman began her career in a wholesale sales agency where the company represented Alfred Sung and Ports International.

"Through both my personal and work experience, I have known Sears Canada as a trusted brand that made high quality merchandise, brands, and service available to Main Street Canadian consumers,” said Ms. Kirkman. “This is an incredible opportunity to work with one of our country’s best-known retailers, and I look forward to working with Brandon and the executive management team to accelerate the company's strategy, and to meeting our nearly 20,000 associates across the country."

In addition, Ms. Kirkman is an active member of the Board of Directors for G(irls)20, a non-profit that aims to mobilize girls and young women for economic advancement locally and worldwide. She is a Vice President of the Board of Directors for The Canadian Club of Toronto, a member of the Humber College (Toronto) Program Advisory for the Bachelor of Commerce Fashion Management Program, and an Independent Director of the Board for Whitehouse Design Company, a Burnaby-based apparel design and manufacturing company.

Ms. Kirkman has been profiled in top Canadian publications and Women of Influence for her career and professional style advice. She has been on the nominating committee of the Canadian Arts and Fashion Awards, featured on CBC and Sirius radio, and spoken globally on the role of women in leadership. She lives in Toronto with her husband and son.

About Sears Canada

Sears Canada is a multi-channel retailer with a network that includes 166 corporate stores, 177 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Disclaimer and Cautionary Note Regarding Forward-Looking Statements

This news release includes forward-looking information. Although the Company believes such forward-looking information is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward‑looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publically or to revise any forward‑looking information, whether as a result of new information, future events or otherwise, except as required by law.